SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30056; 812-13793]

Steel Partners Holdings L.P.; Notice of Application

April 27, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under sections 6(c) and 45(a) of the Investment Company

Act of 1940 ("Act").

Summary of Application: Steel Partners Holdings L.P. ("SPH") requests an order under

section 6(c) of the Act exempting it from all provisions of the Act until the earlier of one

year from the date that the requested order is issued or the date that it no longer may be

deemed to be an investment company. SPH also seeks an order under section 45(a) of the

Act granting confidential treatment with respect to certain supplemental material submitted

to the Commission ("Supplemental Material").

Applicant: SPH.

Filing Dates: The application was filed on July 8, 2010, and amended on October 12,

2010, and March 14, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 22,

2012, and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant: 590 Madison Avenue, 32nd Floor, New York, NY 10022.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or the applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1. SPH, a Delaware limited partnership whose principal executive offices are in New York, is a global diversified holding company engaged in multiple businesses through various subsidiaries and controlled companies. SPH seeks to actively improve the business operations of its companies and foster growth and increase long-term corporate value for shareholders and stakeholders. SPH's companies are generally viewed by SPH as long-term holdings and SPH expects to realize value through its operation of the companies rather than through the sale of its holdings in the companies. SPH's predecessor, WebFinancial Corporation (formerly Rose's Holdings, Inc.) ("WebFinancial"), was a Delaware Corporation formed in 1997 as a holding company for Rose's Stores, Inc. In 1997, WebFinancial sold Rose's Stores, Inc. and, in 1998,

WebFinancial became the owner of a 100% interest in WebBank, a Utah industrial loan bank. SPH became the successor of WebFinancial by a merger on December 31, 2008. SPH was a narrow financial holding company engaged in the business of banking from the time of its acquisition of WebBank in 1998 until July 14, 2009.

2. Prior to December 2008, Steel Partners II was a private investment partnership, which indirectly owned 85% of SPH. During the market disruptions in 2008 and early 2009, Steel Partners II received a substantial number of redemption requests from investors. Because many of its holdings represented interests in operating businesses which were either privately held or publicly traded but with very low trading volume, applicant states that Steel Partners II temporarily suspended redemptions and sought a solution that assured that all investors would be treated fairly and equally. A plan was implemented on July 14, 2009, and July 15, 2009, that (i) effectively, entitled each Steel Partners II investor to a pro rata distribution of Steel Partners II's assets and (ii) the option to either: (A) exchange their distribution for SPH common units; or (B) receive their distribution in-kind (the "Implementing Transactions"). While a majority of the number of investors in Steel Partners II opted to receive SPH common units, investors representing a majority of the capital of Steel Partners II opted to receive their distribution of Steel Partners II's assets in-kind; therefore, SPH did not retain majority or controlling interests in several of Steel Partners II's former holdings.

3. Since July 15, 2009, SPH's management has worked diligently to restructure its holdings to fall outside of the definition of an investment company by: (i) acquiring, maintaining or increasing holdings in majority owned or primarily controlled companies engaged in non-investment company or excepted businesses; and (ii)

decreasing or eliminating holdings in non-controlled companies and companies engaged in an investment company business. As a result of these efforts, SPH has significantly decreased its holdings in companies of which it held less than 25% interests, while increasing holdings in wholly-owned, majority owned and primarily-controlled companies such that, as noted below, SPH meets the asset test of rule 3a-1 as of December 31, 2011. However, SPH was unable to fully implement necessary changes to its asset mix during the rule 3a-2 period due to, among other things, restrictions imposed by state corporate and federal securities laws, certain tax ramifications and a lack of willing buyers or sellers of securities due, in part, to recent, unusual market conditions, all of which were beyond SPH's reasonable control.

    4. Applicant states that the total value of SPH's interests in majority-owned subsidiaries, on an unconsolidated basis, has increased sixteen-fold from approximately $11.0 million (or 2.5% of SPH's total assets, excluding government securities and cash items) on July 15, 2009, to approximately $176.7 million (or 36.5% of SPH's total assets, excluding government securities and cash items) on December 31, 2011. Consolidated with its wholly-owned subsidiaries, SPH's interests in primarily-controlled companies, excluding its interest in a subsidiary that has become a majority-owned subsidiary, have increased seven-fold from approximately $21.7 million (4.7% of SPH's total assets, excluding government securities and cash items) on July 15, 2009, to approximately $167.6 million (33.2% of SPH's total assets, excluding government securities and cash items) as of December 31, 2011.

<u>Applicant's Legal Analysis</u>:

<u>Section 6(c) of the Act</u>

1.	Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the Act defines "investment securities" to include all securities except government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner that are not investment companies and are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act.

2.	Rule 3a-1 under the Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45% of an issuer's total assets (exclusive of government securities and cash items) consist of, and no more than 45% of its net income after taxes over the last four fiscal quarters combined is derived from, securities other than: government securities, securities issued by employees' securities companies, and securities of certain majority-owned subsidiaries and companies controlled primarily by the issuer.

3.   SPH states that, as a result of the Implementing Transactions, investment securities represented more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. SPH further states that it is not currently able to rely on rule 3a-1 under the Act because the asset sales necessary to bring SPH in compliance with the rule's asset test produced bad income for purposes of the rule's income test.

4.   Rule 3a-2 under the Act generally provides that, for purposes of sections 3(a)(1)(A) and 3(a)(1)(C), an issuer will not be deemed to be engaged in the business of investing, reinvesting, owning, holding or trading in securities for a period not to exceed one year if the issuer has a bona fide intent to be engaged in a non-investment company business. This enables the issuer to make an orderly transition to a non-investment company business. SPH began relying on rule 3a-2 under the Act on July 14, 2009.

5.   Section 6(c) of the Act permits the Commission to exempt any person from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

6.   SPH requests an exemption under section 6(c) from all provisions of the Act until the earlier of one year from the date that the requested order is issued or such time as SPH is no longer deemed to be an investment company. SPH believes that within the period covered by the requested order, it will be able to complete its transition and establish itself as a non-investment business.

7. SPH asserts that as a result of the plan implemented to address Steel Partners II's investor redemption requests, SPH arguably fell within the statutory definition of an investment company, even though that definition is not an accurate depiction of SPH's business. SPH states that since invoking the non-exclusive safe harbor provided by rule 3a-2, SPH's officers have worked diligently to return to a non-investment, diversified holding company business, but have found the process taking longer than expected due to factors beyond SPH's reasonable control. SPH asserts that SPH's transactions in securities have not been for speculative purposes, but have been in the furtherance of its business as a diversified holding company. SPH contends that registration under the Act would involve unnecessary burden and expense for SPH and its unitholders and would serve no regulatory purpose. For the reasons discussed above, SPH asserts that the requested relief under section 6(c) of the Act is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>Section 45(a) of the Act</u>

1. Section 45(a) provides that information contained in any application filed with the Commission under the Act shall be made available to the public, unless the Commission finds that public disclosure is neither necessary nor appropriate in the public interest or for the protection of investors. SPH requests an order under section 45(a) of the Act granting confidential treatment to the information in the Supplemental Material.

2. SPH submits that the information disclosed in the application is sufficient to fully apprise any interested member of the public of the basis for the relief requested under section 6(c) of the Act. SPH states that the public will be able to see various data reflecting the progress SPH has made in its transition to non-investment company business and its

intention to complete such transition by the expiration of the requested exemption. SPH submits that based on such information, any interested person will be able to assess SPH's intention and ability to pursue a non-investment company business strategy and its prospects for achieving non-investment company status by the end of the requested one year exemption.

3.   SPH states that it has valid business reasons for not wanting to make public information that relates to its future business plans, including its intention with regard to transactions in securities of certain companies. SPH asserts that the public disclosure of such information, much of which relates to publicly traded securities, could affect the prices and markets for such securities (for example, by allowing those who view this information to "front run" SPH's intended transactions) in a way that would severely burden SPH's transition to non-investment company business. For these reasons, SPH submits that public disclosure of the Supplemental Material is neither necessary nor appropriate in the public interest or for the protection of investors.

Applicant's Conditions:

SPH agrees that the requested exemption will be subject to the following conditions:

1.   SPH will continue to be engaged primarily in a non-investment company business and to seek to decrease the percentage of its total assets comprised of investment securities so as not to be an investment company within the meaning of the Act and the rules and regulations thereunder as soon as reasonably possible and in any event within one year from the date of the requested order.

2.	SPH will not engage in the trading of securities for short-term speculative purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary